June 27, 2005



Mr. Michael Davies
Chief Financial Officer, Reclamation Consulting and Applications,
Inc.
23832 Rockfield Blvd., Suite 275
Lake Forest, CA 92630

Re:	Reclamation Consulting and Applications, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
      File No. 0-29881

Dear Mr. Davies:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3731 or, in her absence, to the undersigned at (202)
551-
3768.

							Sincerely,


							John Cash
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE